UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

UMAMI SUSTAINABLE SEAFOOD INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904074101

(CUSIP Number)

Victoria Ross

c/o Jones Gable & Company Limited

110 Yonge Street, Suite 600

Toronto, Ontario, Canada M5C 1T6

+1 416-365-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904074101	13D

1.	NAMES OF REPORTING PERSONS Victoria Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF; OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,492,900
	8.	SHARED VOTING POWER -- 0 --
	9.	SOLE DISPOSITIVE POWER 3,492,900
	10.	SHARED DISPOSITIVE POWER -- 0 --

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,492,900
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 59,515,543 shares of common stock outstanding as of November 12, 2012, as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012.

CUSIP No. 904074101	13D

The information set forth in response to each separate item shall be deemed to be a response to all Items where such information is relevant

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Umami Sustainable Seafood Inc. (the “Issuer”) that is beneficially owned by Donald M. Ross. The Issuer’s principal executive office is located at 1230 Columbia St., Suite 440, San Diego, CA 94089.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Victoria Ross (the “Reporting Person”).

(b) The Reporting Person’s business address is c/o Jones Gable & Company Limited, 110 Yonge Street, Suite 600, Toronto, Ontario, Canada M5C 1T6.

(c) The Reporting Person is not employed and is not seeking employment.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of an aggregate of 1,689,500 shares of Common Stock of the Issuer using personal funds in a private placement transaction in July 2010. In addition, the Reporting Person used personal funds to make a loan to a holder of shares of Common Stock of the Issuer. Shares of Common Stock of the Issuer held by such borrower were pledged as collateral for the loan. On December 7, 2012, the Reporting Person acquired beneficial ownership of 1,803,400 shares of Common Stock upon foreclosure on that pledge.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference. The Reporting Person acquired beneficial ownership of 1,689,500 shares of Common Stock of the Issuer in a private placement transaction in July 2010 and acquired beneficial ownership of 1,803,400 shares of Common Stock of the Issuer on December 7, 2012 upon foreclosure on a pledge of shares of Common Stock of the Issuer.

(a) The Reporting Person may, directly or indirectly, (i) make further purchases of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise, or (ii) sell all or part of the shares of Common Stock beneficially owned by the Reporting Person in open market or privately negotiated transactions or otherwise. The Reporting Person has not reached any decision with respect to any such possible actions.

(b) – (j) The Reporting Person does not currently have any plans or proposals which relate to or would result in any any of the matters set forth in clauses (b) – (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Issuer had 59,515,543 shares of Common Stock outstanding as of November 12, 2012, as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012. As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,492,900 shares of Common Stock of the Issuer, representing 5.9% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 904074101	13D

(b) The Reporting Person has the sole power to vote the shares of Common Stock of the Issuer beneficially owned by her, and the Reporting Person has the sole power to dispose , or direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by her.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not affected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 904074101	13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2012

/s/ VICTORIA ROSS
Victoria Ross